Exhibit 99.4

EXECUTION COPY

VALE OVERSEAS LIMITED

TERMS AGREEMENT

Debt Securities

Guaranteed by Companhia Vale do Rio Doce

November 16, 2006

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, NY 10010

UBS Securities LLC

677 Washington Blvd.

Stamford, CT 06901

ABN AMRO Incorporated

55 East 52nd Street, Park Avenue Plaza

New York, NY 10055

Santander Investment Securities Inc.

45 East 53rd Street

New York, NY 10022

As representatives of the Underwriters named on Schedule I hereto

Ladies and Gentlemen:

Vale Overseas Limited (the “Company”) agrees to sell to the several Underwriters named in Schedule I hereto for their respective accounts, on and subject to the terms and conditions in this Agreement (this “Agreement”), the following securities (the “Securities”) on the following terms:

1. Basic Terms

(i) Terms applicable to 6.250% Guaranteed Notes due 2017.

Title: 6.250% Guaranteed Notes due 2017 (the “2017 Notes”).

Principal Amount: US$1,250,000,000.

Interest: 6.250% per annum from November 21, 2006 based upon a 360-day year consisting of twelve 30-day months.

Maturity: January 23, 2017.

Optional Redemption: The Company may redeem the 2017 Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of the principal amount of the 2017 Notes to be redeemed and a “make whole” amount described under “Description of the Notes – Optional Redemption” in the Final Prospectus plus, in each case, accrued and unpaid interest on such 2017 Notes to the date of redemption.

Governing Documents: Amended and Restated Indenture to be dated as of November 21, 2006, as supplemented by the seventh supplemental indenture to be dated as of November 21, 2006.

Listing: The Company and the Guarantor will use their reasonable best efforts to cause the 6.250% Guaranteed Notes due 2017 to be listed on the New York Stock Exchange, and to maintain the listing on such exchange or another recognized securities exchange.

Purchase Price: 98.917% of the principal amount, plus accrued interest, if any, from November 21, 2006, the originally scheduled closing date, to the Closing Date as defined in the Underwriting Agreement Basic Provisions.

(ii) Terms applicable to 6.875% Guaranteed Notes due 2036 (the “2036 Notes”).

Title: 6.875% Guaranteed Notes due 2036.

Principal Amount: US$2,500,000,000.

Interest: 6.875% per annum from November 21, 2006 based upon a 360-day year consisting of twelve 30-day months.

Maturity: November 21, 2036.

Optional Redemption: The Company may redeem the 2036 Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of the principal amount of the 2036 Notes to be redeemed and a “make whole” amount described under “Description of the Notes – Optional Redemption” in the Final Prospectus plus, in each case, accrued and unpaid interest on such 2036 Notes to the date of redemption.

Governing Documents: Amended and Restated Indenture to be dated as of November 21, 2006, as supplemented by the eighth supplemental indenture dated as of November 21, 2006.

Listing: The Company and the Guarantor will use their reasonable best efforts to cause the 6.875% Guaranteed Notes due 2036 to be listed on the New York Stock Exchange, and to maintain the listing on such exchange or another recognized securities exchange.

Purchase Price: 98.128% of the principal amount, plus accrued interest, if any, from November 21, 2006, the originally scheduled closing date, to the Closing Date as defined in the Underwriting Agreement Basic Provisions.

(iii) Terms applicable to each series of Securities.

Registration Statement Nos.: 333-138617 and 333-138617-01.

Execution Time: 4:45 p.m. on the date of this Agreement.

Closing: 9:30 a.m. on November 21, 2006, at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York.

2. Additional Representations and Warranties of the Company and the Guarantor. In addition to the representations and warranties set forth in Section 1 of the Underwriting Agreement Basic Provisions, each of the Company and the Guarantor, jointly and severally, represents and warrants to the Underwriters, as of the date hereof, as follows:

(a) The consolidated historical financial statements and schedules of Inco Limited and its consolidated subsidiaries included in the Base Prospectus, Preliminary Prospectus, Disclosure Package, Final Prospectus and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of Inco Limited as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).

(b) The assumptions used in preparing the pro forma financial information included in the Registration Statement and the Disclosure Package provide a reasonable basis for presenting the significant effects directly attributable to the acquisition of Inco Limited, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma columns therein reflect the proper application of those adjustments to the corresponding historical financial statement amounts.

3. Lock-Up. The Company and the Guarantor covenant with the Underwriter that during a period of 30 days from the date of the Final Prospectus, the Company will not, without the prior written consent of the Representatives, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of any debt securities of the Company.

4. Payment of Expenses.

(i) The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s and the Guarantor’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 4(i) of the Underwriting Agreement Basic Provisions, including filing fees and the reasonable and documented fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of the Preliminary Prospectus, any Issuer Free Writing Prospectus and of the Final Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (ix) the costs and expenses of the Company and the Guarantor relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, and the travel and lodging expenses of the representatives and officers of the Company, the Guarantor and any such consultants, (x) any fees payable in connection with the rating of the Securities and (xi) the fees and expenses incurred in connection with the listing of the Securities on the New York Stock Exchange.

(ii) If (a) this Agreement is terminated pursuant to Section 9 of the Underwriting Agreement Basic Provisions, (b) the Company for any reason fails to tender the Securities for delivery to the Underwriter, or (c) the Underwriter declines to purchase the Securities for any reason permitted under this Agreement, the Company agrees to reimburse the Underwriter for all out-of-pocket costs and expenses (including the fees and expenses of its counsel) reasonably incurred by the Underwriter in connection with this Agreement and the offering contemplated hereby.

5. Underwriter Information. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Preliminary Prospectus and the Final Prospectus. For purposes of Section 7(b) of the Underwriting Agreement Basic Provisions, the following is Underwriter Information: the second sentence of the fifth paragraph, the first and second sentences of the section entitled “Commissions and Discounts,” and the third and fourth sentences of the section entitled “Trading Market,” in each case under the caption “Underwriting” in the Preliminary Prospectus and the Final Prospectus.

6. Incorporation by Reference of Underwriting Agreement Basic Provisions. To the extent not superseded or amended by this Agreement, the provisions of the Underwriting Agreement Basic Provisions attached hereto as Exhibit I are incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Underwriting Agreement Basic Provisions.

7. Opinions. The opinions to be delivered on the Closing Date for purposes of Section 5(a) of the Underwriting Agreement Basic Provisions shall be substantially in the forms separately agreed to with your counsel.

8. Additional Closing Conditions. The obligations of the Underwriter to purchase Securities subject to this Terms Agreement shall be subject to the further conditions that:

(a) you shall have received from Machado, Meyer, Sendacz e Opice Advogados, Brazilian counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to you, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the Final Prospectus and other related matters as you may reasonably require, and the Company and the Guarantor shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters;

(b) you shall have received from White & Case LLP, special U.S counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to you, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the Prospectus and other related matters as you may reasonably require, and the Company and the Guarantor shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters; and

(c) The Guarantor shall have requested and caused PricewaterhouseCoopers, independent auditors for Inco Limited to have furnished to you, at the Execution Time and at the Closing Date, letters (which may refer to letters previously delivered to one or more of you), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to you, confirming that they are an independent auditors with respect to Inco Limited within the meaning of the Act and the Exchange Act and covering the matters with respect to Inco Limited that are ordinarily covered by “comfort letters” drafted in accordance with Statement of Accounting Standards No. 72.

9. Pricing Term Sheets. For purposes of this Agreement, all references in the Underwriting Agreement Basic Provisions to Schedule III of the Terms Agreement shall be deemed to be references to Schedules III and IV to this Agreement.

10. Default by Underwriters. For purposes of this Agreement, all references in Section 10 of the Underwriting Agreement Basic Provisions to “Defaulted Securities” shall be deemed to be references to Securities of an individual series of Securities to be purchased under this Agreement.

11. Representatives. Credit Suisse Securities (USA) LLC, UBS Securities LLC, ABN AMRO Incorporated and Santander Investment Securities Inc.

12. Notices to Underwriters. Notices to the Underwriters shall be directed:

(i) to Credit Suisse Securities (USA) LLC at 11 Madison Avenue, New York, NY 10010 (telefax: (212) 325-5041), Attention: Maryanne Krizek;

(ii) to UBS Securities LLC at 677 Washington Blvd., Stamford, CT 06901 (telefax: (203) 719-1020, Attention: Debt Capital Markets with a copy (which shall not constitute notice) to: Legal and Compliance 677 Washington Blvd. Stamford, CT 06901 Fax: 203-719-0680);

(iii) to ABN AMRO Incorporated at 55 East 52nd Street, Park Avenue Plaza, New York, NY 10055 (telefax: (212) 409-5256), Attention: Cristiane Valle, c/o Robert Siverschot; and

(iv) to Santander Investment Securities Inc. at 45 East 53rd Street, New York, NY 10022 (telefax: (212) 407-7850), Attention: Debt Capital Markets.

13. Obligations to Purchase. The respective principal amounts of the Securities to be purchased by each of the Underwriters are set forth opposite their names in Schedule I hereto.

14. Counterparts. This Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company and the Guarantor one of the counterparts hereof, whereupon it will become a binding agreement among the Company, the Guarantor and the several Underwriters in accordance with its terms.

Very truly yours,

VALE OVERSEAS LIMITED

By	/s/ Sonia Zagury
Name: Sonia Zagury
Title: Attorney-in-fact

By	/s/ José Alberto Menezes Penedo
Name: José Alberto Menezes Penedo
Title: Attorney-in-fact

COMPANHIA VALE DO RIO DOCE

By	/s/ Sonia Zagury
Name: Sonia Zagury
Title: Attorney-in-fact

By	/s/ José Alberto Menezes Penedo
Name: José Alberto Menezes Penedo
Title: Attorney-in-fact

(This is the signature page of the Terms Agreement dated November 16, 2006)

The foregoing Terms Agreement is hereby confirmed and accepted as of the date first above written.

CREDIT SUISSE SECURITIES (USA) LLC acting on behalf of itself and as representative of the several Underwriters

By:	/s/ Charles Achoa, Jr.
Name: Charles Achoa, Jr.
Title: Director

UBS SECURITIES LLC acting on behalf of itself and as representative of the several Underwriters

By:	/s/ Marcelo Delmar
Name: Marcelo Delmar
Title: Managing Director

By:	/s/ Antonio Castano
Name: Antonio Castano
Title: Executive Director

ABN AMRO INCORPORATED acting on behalf of itself and as representative of the several Underwriters

By:	/s/ Carlos Vargas
Name: Carlos Vargas
Title: Director

SANTANDER INVESTMENT SECURITIES INC. acting on behalf of itself and as representative of the several Underwriters

By:	/s/ Marcelo Castro
Name: Marcelo Castro
Title: Managing Director

By:	/s/ William M. Donovan
Name: William M. Donovan
Title: Vice President

[Signature page to Terms Agreement dated November 16, 2006]

SCHEDULE I

Underwriter	Principal Amount of 2017 Notes		Principal Amount of 2036 Notes
Bookrunners
Credit Suisse Securities (USA) LLC	US$	182,499,000	US$	374,998,000
Credit Suisse Securities (Europe) Limited	US$	5,000,000	US$	0
UBS Securities LLC	US$	187,499,000	US$	374,998,000
ABN AMRO Incorporated	US$	187,499,000	US$	374,998,000
Santander Investment Securities Inc	US$	187,499,000	US$	374,998,000

Sub-total	US$	749,996,000	US$	1,499,992,000
Senior Co-Managers
Banc of America Securities LLC	US$	29,508,000	US$	59,016,000
BNP Paribas Securities Corp.	US$	29,508,000	US$	59,016,000
Bradesco Securities, Inc.	US$	29,508,000	US$	59,016,000
CALYON Securities (USA) Inc.	US$	29,508,000	US$	59,016,000
Citigroup Global Markets Inc.	US$	29,508,000	US$	59,016,000
HSBC Securities (USA) Inc.	US$	29,508,000	US$	59,016,000
J.P. Morgan Securities Inc.	US$	29,508,000	US$	59,016,000
Mitsubishi UFJ Securities International plc	US$	29,508,000	US$	59,016,000
Scotia Capital (USA) Inc.	US$	29,508,000	US$	59,016,000

Sub-total	US$	265,572,000	US$	531,144,000
Co-Managers
Banco Itaú Europa S.A. - SFI Branch	US$	19,536,000	US$	39,072,000
BB Securities Ltd.	US$	19,536,000	US$	39,072,000
BBVA S.A.	US$	19,536,000	US$	39,072,000
Daiwa Securities SMBC Europe Limited	US$	19,536,000	US$	39,072,000
Dresdner Kleinwort Securities LLC	US$	19,536,000	US$	39,072,000
Fortis Securities LLC	US$	19,536,000	US$	39,072,000
Mizhuo International plc	US$	19,536,000	US$	39,072,000
Natexis Bleichroeder Inc.	US$	19,536,000	US$	39,072,000
SG America Securities, LLC	US$	19,536,000	US$	39,072,000
Standard Chartered Bank	US$	19,536,000	US$	39,072,000
TD Securities (USA) LLC	US$	19,536,000	US$	39,072,000
WestLB do Brasil Cayman Limited	US$	19,536,000	US$	39,072,000

Sub-total	US$	234,432,000	US$	468,864,000

Total	US$	1,250,000,000	US$	2,500,000,000

SCHEDULE II

Schedule of Free Writing Prospectuses included in the Disclosure Package

Final term sheet in the form of Schedule III as filed pursuant to Rule 433(d) of the Securities Act.

Final term sheet in the form of Schedule IV as filed pursuant to Rule 433(d) of the Securities Act.

SCHEDULE III

Pricing Term Sheet for

6.250% Guaranteed Notes due 2017

Issuer:	Vale Overseas Limited

Guarantor:	Companhia Vale do Rio Doce

Title of Securities:	6.250% Guaranteed Notes due 2017

Aggregate Principal Amount:	US$1,250,000,000

Price to Public:	99.267% of face amount

Maturity:	January 23, 2017

Coupon:	6.250%

Interest Payment Dates:	January 23 and July 23, commencing July 23, 2007

Yield to maturity:	6.346%

Benchmark:	4.625% US Treasury due 2016

Benchmark Yield:	4.666%

Spread to Treasury:	168 bps

Settlement Date:	T+3; November 21, 2006

CUSIP/ISIN:	91911TAG8/US91911TAG85

Ratings:	Baa3/BBB (Moody’s/S&P)

Minimum Denominations:	US$2,000/US$1,000

Optional Redemption:	Make-whole provision at T+25 basis points

Listing:	NYSE (pending)

Book-Running Managers:	Credit Suisse Securities (USA) LLC Credit Suisse Securities (Europe) Limited UBS Securities LLC ABN AMRO Incorporated Santander Investment Securities Inc.

Senior Co-Managers:

Banc of America Securities LLC

BNP Paribas Securities Corp.

Bradesco Securities, Inc.

Calyon Securities (USA) Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities Inc.

Mitsubishi UFJ Securities International plc

Scotia Capital (USA) Inc.

Co-Managers:

BB Securities Ltd.

Banco Itaú Europa S.A. – SFI Branch

BBVA S.A.

Daiwa Securities SMBC Europe Limited

Dresdner Kleinwort Securities LLC

Fortis Securities LLC

Mizuho International plc

Natexis Bleichroeder Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

WestLB do Brasil Cayman Limited

Format:	SEC Registered

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the Securities to which this final term sheet relates have been registered by Vale Overseas Limited and Companhia Vale do Rio Doce by means of a registration statement on Form F-3 (Registration Nos. 333-138617 and 333-138617-01).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-226-3754 (in the United States), or by calling collect 1-212-409-7563 (outside the United States).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

SCHEDULE IV

Pricing Term Sheet for

6.875% Guaranteed Notes due 2036

Issuer:	Vale Overseas Limited

Guarantor:	Companhia Vale do Rio Doce

Title of Securities:	6.875% Guaranteed Notes due 2036

Aggregate Principal Amount:	US$2,500,000,000

Price to Public:	98.478% of face amount

Maturity:	November 21, 2036

Coupon:	6.875%

Interest Payment Dates:	May 21 and November 21, commencing May 21, 2007

Yield to maturity:	6.997%

Benchmark:	4.500% US Treasury due 2036

Benchmark Yield:	4.747%

Spread to Treasury:	225 bps

Settlement Date:	T+3; November 21, 2006

CUSIP/ISIN:	91911T AH 6/US 91911TAH 68

Ratings:	Baa3/BBB (Moody’s/S&P)

Minimum Denominations:	US$2,000/US$1,000

Optional Redemption:	Make-whole provision at T+35 basis points

Listing:	NYSE (pending)

Book-Running Managers:	Credit Suisse Securities (USA) LLC Credit Suisse Securities (Europe) Limited UBS Securities LLC ABN AMRO Incorporated Santander Investment Securities Inc.

Senior Co-Managers:

Banc of America Securities LLC

BNP Paribas Securities Corp.

Bradesco Securities, Inc.

Calyon Securities (USA) Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities Inc.

Mitsubishi UFJ Securities International plc

Scotia Capital (USA) Inc.

Co-Managers:

BB Securities Ltd.

Banco Itaú Europa S.A. – SFI Branch

BBVA S.A.

Daiwa Securities SMBC Europe Limited

Dresdner Kleinwort Securities LLC

Fortis Securities LLC

Mizuho International plc

Natexis Bleichroeder Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

WestLB do Brasil Cayman Limited

Format:	SEC Registered

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the Securities to which this final term sheet relates have been registered by Vale Overseas Limited and Companhia Vale do Rio Doce by means of a registration statement on Form F-3 (Registration Nos. 333-138617 and 333-138617-01).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-226-3754 (in the United States), or by calling collect 1-212-409-7563 (outside the United States).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.